SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BNC BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05566T101
(CUSIP Number)

EZRA S. BERGER
AQUILINE CAPITAL PARTNERS LLC
535 MADISON AVENUE
NEW YORK, NY 10022
(212) 624-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

April 4, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101	Schedule 13D/A	2

This Amendment No. 2 to Schedule 13D  (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010, as amended by the first amendment thereto, filed on April 11, 2011 (the “Prior Statements”).  Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Prior Statements.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Statement.

Item 4. Purpose of the Transaction

The Reporting Persons are considering converting the 1,804,566 shares of the Series B Preferred Stock held by Aquiline BNC Holdings LLC into shares of non-voting common stock of BNC (the “Non-voting Common Stock”)  should the shareholders of BNC approve the creation of Non-voting Common Stock and approve certain related proposals at the upcoming annual meeting of shareholders.  The shares of Non-voting Common Stock would be convertible into an equal number of shares of Voting Common Stock of BNC but only in connection with or after certain transfers to a third party unaffiliated with Aquiline BNC Holdings LLC.  The proposed terms of such Non-voting Common Stock are more fully described in the preliminary proxy statement filed by BNC with the Securities and Exchange Commission on April 2, 2012.

CUSIP NO. 05566T101	Schedule 13D/A	3

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2012

Aquiline BNC Holdings LLC

By:	Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings II LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A	4

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A	5

Aquiline Holdings GP Inc.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenberg